Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259069

Prospectus Supplement No. 6

(To Prospectus dated February 16, 2022)

QUALTEK SERVICES INC.

11,614,000 Shares

Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated February 16, 2022 (the “Prospectus”), related to the resale from time to time of up to 11,614,000 shares of Class A common stock, $0.0001 par value, of QualTek Services Inc. (“Class A Common Stock”) including 6,937,500 shares of Class A Common Stock issuable upon the exchange of common units of QualTek HoldCo, LLC and shares of our Class B common stock underlying the Pre-PIPE Notes issued to certain accredited investors in the Pre-PIPE Investment and 4,676,500 shares of Class A Common Stock issued to certain accredited investors in the PIPE Investment upon the closing of the Business Combination (all undefined capitalized terms are as defined in the Prospectus), with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A Common Stock and warrants are traded on The Nasdaq Capital Market under the symbols “QTEK” and “QTEKW,” respectively. On September 20, 2022, the closing price of our Class A Common Stock was $1.11 per share.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements.

Investing in our Class A Common Stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 20 of the Prospectus and in any applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of Class A Common Stock or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 21, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 19, 2022

QualTek Services Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40147	83-3584928
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Sentry Parkway E, Suite 200 Blue Bell, Pennsylvania	19422
(Address of principal executive offices)	(Zip Code)

(484) 804-4585

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	QTEK	The Nasdaq Stock Market LLC
Warrants	QTEKW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.Entry into a Material Definitive Agreement.

On September 19, 2022, QualTek Services Inc. (the “Company”), through its wholly-owned subsidiaries QualTek Buyer, LLC and QualTek LLC, entered into an amendment (the “Amendment”) among QualTek Buyer, LLC, QualTek LLC, certain of the Company’s subsidiaries party thereto and PNC Bank, National Association, as administrative agent, collateral agent and lender (in such capacity, the “Agent”), to that certain ABL Credit and Guaranty Agreement, dated as of July 18, 2018, among QualTek Buyer, LLC, QualTek LLC, certain of the Company’s subsidiaries party thereto, the Agent, PNC Capital Markets LLC as sole lead arranger and sole bookrunner, and the lenders party thereto (the “Credit Agreement”, and as amended by the Amendment, the “Amended Credit Agreement”).

The Credit Agreement provides for an asset-based revolving credit facility (the “ABL Facility”) with aggregate revolving commitments of $103,500,000, including a swingline subfacility and a letter of credit subfacility. The Amendment increased the aggregate revolving commitments by $26,500,000 to $130,000,000 for the time periods set forth in such Amended Credit Agreement (the “Seasonal Increase Period”). Interest on the principal amounts outstanding under the Credit Agreement, payable in arrears monthly, is based on either an elected Base Rate plus an applicable margin, or an adjusted Eurodollar rate, plus an applicable margin, as defined in the agreement (the “Applicable Margin”). The Amendment provides for a 0.50% increase in the Applicable Margin during the Seasonal Increase Period and a 0.25% increase in the Applicable Margin for all other time periods. The ABL Facility matures on July 17, 2025, unless required to mature earlier pursuant to the terms of the Amended Credit Agreement.

The description of the Amendment and the Amended Credit Agreement in this Current Report on Form 8-K is a summary of, and is qualified in its entirety by, the terms of the Amendment and the Amended Credit Agreement. A copy of the Amendment will be filed with the Company’s Quarterly Report on Form 10-Q for the period ending October 1, 2022.

Item 2.03.     Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 above regarding the ABL Facility and the Amended Credit Agreement is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

QUALTEK SERVICES INC.

Date: September 21, 2022	By:	/s/ Christopher S. Hisey
	Name:	Christopher S. Hisey
	Title:	Chief Executive Officer